Exhibit 99.11

December 24, 2024

Brookfield Corporation

Suite 100, Brookfield Place

181 Bay Street, Box 762

Toronto, Ontario

M5J 2T3

RE:	Exercise of voting rights attached to Class A Exchangeable Subordinate Voting Shares of Brookfield Renewable Corporation (“BEPC Class A Shares”)

Subsidiaries of Brookfield Wealth Solutions Ltd. (collectively, “Brookfield Wealth Solutions Subsidiaries”) currently hold, and may from time to time acquire, certain BEPC Class A Shares.

Brookfield Wealth Solutions Ltd. and Brookfield Corporation hereby agree that all decisions to be made by any Brookfield Wealth Solutions Subsidiaries with respect to the voting of any BEPC Class A Shares held by Brookfield Wealth Solutions Subsidiaries, whether at a meeting of securityholders, by way of written consent or otherwise, shall be made jointly by mutual agreement of the applicable Brookfield Wealth Solutions Subsidiary and Brookfield Corporation. Brookfield Wealth Solutions Ltd. shall cause all Brookfield Wealth Solutions Subsidiaries to comply with the foregoing covenant.

This letter agreement amends and replaces in its entirety the previous letter agreement dated as of September 29, 2023. This letter agreement and all obligations hereunder may be terminated by Brookfield Wealth Solutions Ltd. or Brookfield Corporation at any time upon delivery of notice in writing to the other party, including in the case of Brookfield Wealth Solutions Ltd., in the event any Brookfield Wealth Solutions Subsidiary determines that the obligations hereunder are no longer in its best interests or the interests of its policyholders.

This letter agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. This letter agreement may be amended or modified only by an instrument in writing executed by Brookfield Wealth Solutions Ltd. and Brookfield Corporation.

Please confirm your agreement with the foregoing by executing in the space indicated below.

[Signature Page Follows]

BROOKFIELD WEALTH SOLUTIONS LTD.

By:	/s/ Anna Knapman-Scott
Name: Anna Knapman-Scott Title: Secretary

[Signature Page – BN and BNT Voting Agreement in respect of New BEPC]

Accepted and agreed as of the date first written above:

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name: Swati Mandava Title: Managing Director, Legal and Regulatory

[Signature Page – BN and BNT Voting Agreement in respect of New BEPC]